Stradley Ronon Stevens & Young, LLP 2000 K Street, N.W., Suite 700 Washington, D.C. 20006 Telephone 202-822-9611 Fax 202-822-0140 www.stradley.com

Peter M. Hong, Esq.
(202) 419-8429
phong@stradley.com

September 11, 2019

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:	Ms. Alison White, Esq.
Mr. Tony Burak

	Re:	Nationwide Mutual Funds
File No. 333-233003

Dear Ms. White and Mr. Burak:

On behalf of Nationwide Mutual Funds (the “Registrant”), you will find the Registrant’s responses to the comments conveyed by Ms. Rebecca Marquigny on September 3, 2019 and Mr. Burak on September 4, 2019, with regard to the Registrant’s above-referenced registration statement on Form N-14 relating to the reorganization involving the Nationwide Mellon Disciplined Value Fund, a series of the Registrant, and BNY Mellon Disciplined Stock Fund (the “Registrant Statement”).  The Registrant Statement was filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 5, 2019, pursuant to Rule 488 under the Securities Act of 1933, as amended (the “Securities Act”). Please note that these responses supplement the Registrant’s letter filed on September 9, 2019 pursuant to comments you conveyed on August 15, 2019.

Below we have provided your comments and the Registrant’s response to each comment.  These responses will be incorporated into a filing made pursuant to the post-effective amendment filing to be made pursuant to Rule 497 of the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

U.S. Securities and Exchange Commission

1.	Comment: Please provide a draft of the proxy card prior to filing the definitive Proxy Statement/Prospectus.

Response: The Registrant has attached a draft of the proxy card as an exhibit to this comment response letter.

OVERVIEW

Who will bear the expenses associated with the Reorganization?

2.
Comment: The Registrant states that the costs associated with the Reorganization, will be allocated between BNYM Adviser and NFA. The Agreement and Plan of Reorganization and disclosure on page 9 of the Registration Statement state that costs will also be borne by Mellon Investments. Please clarify here and throughout.

Response: The Registrant has revised the disclosure to state that the costs associated with the Reorganization will be allocated among NFA, BNYM Adviser and Mellon Investments.

What are the U.S. federal income tax consequences of the Reorganization?

3.
Comment: In all applicable sections that discuss portfolio repositioning, please: (i) quantify the amount of the Acquiring Fund’s portfolio that will be repositioned following the transaction; and (ii) clarify as to where the repositioning will occur (i.e. the sector, industry, or type of security).

Response: In all applicable sections that discuss portfolio repositioning, the Registrant has added disclosure that approximately 18% of the Acquiring Fund’s portfolio will be transitioned, and that it is currently contemplated that the Acquiring Fund’s portfolio will be repositioned through the sale and subsequent purchase of individual securities to adjust the sector and industry weightings of the portfolio to be consistent with the Acquiring Fund’s investment strategy.

What if there are not enough votes to reach a quorum or to approve the Reorganization by the scheduled Meeting date?

4.
Comment: Please disclose: (i) the material features of the contract or arrangement with the proxy solicitation firm; and (ii) the costs or anticipated costs thereof.  See Item 7(a) of Form N-14 and Item 4 of Schedule 14A.

Response: The Registrant has revised the disclosure referenced in the comment to reflect that the proxy solicitation is expected to cost approximately $28,000, plus any out of pocket expenses, and that BNYM Adviser has agreed to indemnify AST and related

U.S. Securities and Exchange Commission

parties against certain liabilities and expenses arising out of its services to the Target Fund in connection with the Meeting.

What happens if the Reorganization is not approved by the Target Fund’s shareholders?

5.
Comment: Please disclose some of the alternatives that the Target Fund will consider if the reorganization is not approved. Please clarify why the Target Fund would consider anything at all (i.e., is the Target Fund losing assets or underperforming its benchmark?).

Response: Currently, there are no other proposed actions contemplated for the Target Fund.

COMPARISON OF THE TARGET FUND AND THE ACQUIRING FUND

Comparison of Fee Tables

6.
Comment: It is unclear why footnote 5 of the other Nationwide-Mellon N-14 filing is not disclosed here as well. Please revise or explain the reason in the comment response letter. That footnote states: “To the extent the Acquiring Fund reimburses NFA for advisory fees waived or other expenses reimbursed by NFA pursuant to the expense limitation agreement, shareholders of the Acquiring Fund, including Target Fund Shareholders that received Acquiring Fund Shares, will experience a higher expense ratio.” Additionally, each time the Registrant discusses expense limitations, please disclose: (i) that the amounts waived are subject to recapture; and (ii) if true, state that the reimbursement could cause total fees of the combined fund to exceed those of the Target Fund.

Response: The referenced footnote has been added to the Fee Table as footnote 6.

Comparison of Investment Objectives, Strategies and Risks

7.
Comment: Regarding the disclosure of “Convertible securities risk,” if the Acquiring Fund will invest in convertible securities as a principal strategy, please add principal strategy and risk disclosure to the corresponding prospectus.

Response: The Registrant notes that the requested disclosure is already disclosed in the Acquiring Fund’s most recently filed prospectus on August 28, 2019.

Comparison of Purchase, Redemption and Exchange Procedures

8.	Comment: If there are any material differences between the Target Fund and Acquiring Fund’s purchase procedures, please disclose in this section. If there are no material differences, please so state.

U.S. Securities and Exchange Commission

Response: The Registrant has updated the disclosure as follows: “The purchase procedures employed by the Target Fund and the Acquiring Fund are similar and there are no material differences.”

Comparison of Business Structures, Shareholder Rights and Applicable Law

9.
Comment: Regarding the section “Submission of Shareholder Proposals.,” does the Target Fund have any requirements with regard to the submission of shareholder proposals other than what is required by federal securities law? Please revise the disclosure accordingly.

Response: The Target Fund does not have any other requirements with regard to the submission of shareholder proposals other than what is required by federal securities laws.

10.	Comment: Regarding the section “Number of Votes; Aggregate Voting,” briefly explain in the section what cumulative voting is.

Response: The Registrant has revised the disclosure referenced in the comment to read as follows:

Shareholders of the Target Fund are entitled to cast all of their votes for a single Director nominee when there are multiple openings on the Target Fund’s Board of Directors (“cumulative voting”) for the election of Directors.  Shareholders of the Acquiring Fund are not entitled to cumulative voting for the election of Trustees.

BACKGROUND AND DIRECTORS’ CONSIDERATIONS RELATING TO THE REORGANIZATION – REASONS FOR THE REORGANIZATION

11.
Comment: Regarding the ninth bullet point on page 25, did the Board consider that fund shareholders would bear the repositioning costs associated with the reorganization? If so, please disclose. If not, why not? Also, in light of comment 2 above, please clarify the reference to “respective affiliates.”

Response: The Target Fund’s Board considered the transaction costs associated with the anticipated portfolio transitioning and the estimated capital gains that would be recognized by the Target Fund as a result of such repositioning and determined that such transaction costs and capital gains were reasonable in light of the lower management fee and lower net expense ratio of the Acquiring Fund.  A bullet point noting the Board’s consideration will be added to the Amendment.  The reference to “respective affiliates” has been changed to “Mellon”.

U.S. Securities and Exchange Commission

PRO FORMA CAPITALIZATION

12.
Comment: Please adjust the capitalization table to reflect the portion of the Target Fund that are held by the Plan Accounts and will be redeemed or merged into the General Government Securities Money Market Fund as opposed to being merged into the Acquiring Fund. Please provide an explanation of this adjustment in a footnote to the table.

Response: The pro forma capitalization table has been adjusted as requested and a footnote explaining the adjustment has been added.

U.S. Securities and Exchange Commission

In connection with the Registrant’s responses to the SEC Staff’s comments on the Amendment, as requested by the Staff, the Registrant acknowledges that the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings, notwithstanding any review, comments, action, or absence of action by the Staff.

Please do not hesitate to contact me at (202) 419-8429 or Jessica D. Burt at (202) 419-8409, if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Peter M. Hong
Peter M. Hong, Esquire

cc:	Allan J. Oster, Esquire
Prufesh R. Modhera, Esquire
Jessica D. Burt, Esquire

Exhibit A

PROXY TABULATOR
P.O. BOX 9112
FARMINGDALE, NY 11735

THREE EASY WAYS TO VOTE YOUR PROXY

To vote by Internet

1) Read the Proxy Statement/Prospectus and have the proxy card below at hand.
2) Go to website **www.proxyvote.com**.
3) Follow the instructions provided on the website.

To vote by Telephone

1) Read the Proxy Statement/Prospectus and have the proxy card below at hand.
2) Call **1-877-907-7646**.
3) Follow the instructions.

To vote by Mail

1) Read the Proxy Statement/Prospectus.
2) Check the appropriate box on the proxy card below.
3) Sign and date the proxy card.
4) Return the proxy card in the enclosed postage-paid envelope provided.

If you are NOT voting by Telephone or Internet, Please Sign, Date and Return the Proxy Card Promptly Using the Enclosed Envelope.

TO VOTE, MARK A BLOCK BELOW IN BLUE OR BLACK INK AS FOLLOWS:

E84556-S89994

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

		For	Against	Abstain
1.	To approve an Agreement and Plan of Reorganization (the "Plan") providing for: (i) the acquisition by Nationwide Mutual Funds, a Delaware statutory trust (the "NMF Trust"), on behalf of its series, Nationwide Mellon Disciplined Value Fund (the "Acquiring Fund"), of all of the assets of the Fund, in exchange solely for Class K shares of beneficial interest, no par value, of the Acquiring Fund ("Acquiring Fund Shares") having an aggregate net asset value equal to the value of the Fund's net assets and the assumption by the NMF Trust, on behalf of the Acquiring Fund, of the liabilities (as defined in the Plan) of the Fund; (ii) the distribution of the Acquiring Fund Shares to the shareholders of the Fund according to their respective shares in the Fund in complete liquidation of the Fund; and (iii) the liquidation and, as soon as practicable after the closing, the termination of the Fund as a series of the Company (the "Reorganization").	☐	☐	☐

2. To vote upon any other business that may properly come before the meeting or any adjournment(s) or postponement(s) thereof.

Sign, Date and Return the Proxy Card Promptly Using the Enclosed Envelope

Signature(s) should be exactly as name or names appearing on this proxy. If shares are held jointly, each holder should sign. If signing is by attorney, executor, administrator, trustee or guardian, please give full title. By signing this proxy card, receipt of the accompanying Notice of Special Meeting of Shareholders and Proxy Statement/Prospectus is acknowledged.

Signature (PLEASE SIGN WITHIN BOX)	Date	Signature (Joint Owners)	Date